UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

BEST Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

08653C106**

(CUSIP Number)

Timothy A. Steinert, Esq.
Alibaba Group Holding Limited
c/o Alibaba Group Services Limited
26/F, Tower One, Times Square
1 Matheson Street, Causeway Bay
Hong Kong
Telephone: +852 2215-5100

Copy to:

Kathryn K. Sudol, Esq.

Simpson Thacher & Bartlett

35/F, ICBC Tower, 3 Garden Road

Central, Hong Kong

Telephone: +852 2514-7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to the Issuer’s American Depositary Shares, evidenced by American Depositary Receipts, each representing one Class A Ordinary Share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08653C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alibaba Investment Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 85,831,692 Class A Ordinary Shares(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power: 85,831,692 Class A Ordinary Shares(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 85,831,692 Class A Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 28.3% of Class A Ordinary Shares(1)(2) (representing 23.3% of the total issued and outstanding ordinary shares of the Issuer)(3)

14.	Type of Reporting Person (See Instructions) CO

(1)

The Reporting Persons are deemed to beneficially own 85,831,692 Class A ordinary shares, par value US$0.01 per share, of the Issuer (“Class A Ordinary Shares”) based on beneficial ownership of: (i) 10,000,000 American Depositary Shares (“ADSs”) representing a total of 10,000,000 Class A Ordinary Shares, and (ii) 75,831,692 Class B ordinary shares, par value US$0.01 per share, of the Issuer (“Class B Ordinary Shares”), which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

(2)

This percentage is calculated based upon 303,000,144 issued and outstanding Class A Ordinary Shares (taking into account 227,168,452 Class A Ordinary Shares issued and outstanding immediately after the Issuer’s initial public offering of ADSs (the “IPO”), as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, and assuming conversion of all 75,831,692 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares).

(3)

This percentage is calculated based upon 369,034,399 ordinary shares of the Issuer issued and outstanding immediately after the IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, comprised of (i) 227,168,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares and (iii) 47,790,698 Class C ordinary shares, par value US$0.01 per share, of the Issuer (“Class C Ordinary Shares”).

CUSIP No. 08653C106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alibaba Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 85,831,692 Class A Ordinary Shares(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power: 85,831,692 Class A Ordinary Shares(1)

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 85,831,692 Class A Ordinary Shares(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11): 28.3% of Class A Ordinary Shares(1)(2) (representing 23.3% of the total issued and outstanding ordinary shares of the Issuer)(3)

14.	Type of Reporting Person (See Instructions) CO

(1)

The Reporting Persons are deemed to beneficially own 85,831,692 Class A Ordinary Shares based on beneficial ownership of: (i) 10,000,000 ADSs representing a total of 10,000,000 Class A Ordinary Shares, and (ii) 75,831,692 Class B Ordinary Shares, which are convertible into the same number of Class A Ordinary Shares at any time at the option of the holder thereof.

(2)

This percentage is calculated based upon 303,000,144 issued and outstanding Class A Ordinary Shares (taking into account 227,168,452 Class A Ordinary Shares issued and outstanding immediately after the IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, and assuming conversion of all 75,831,692 Class B Ordinary Shares held by the Reporting Persons into the same number of Class A Ordinary Shares).

(3)

This percentage is calculated based upon 369,034,399 ordinary shares of the Issuer issued and outstanding immediately after the IPO, as reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, comprised of (i) 227,168,452 Class A Ordinary Shares, (ii) 94,075,249 Class B Ordinary Shares and (iii) 47,790,698 Class C Ordinary Shares.

Introductory Statement

The Reporting Persons (as defined below) were initially eligible to report their beneficial ownership of Class A Ordinary Shares (as defined below) on Schedule 13G pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons are filing this Schedule 13D because, as a result of the IPO Subscription (as defined below), the Reporting Persons have acquired beneficial ownership of more than 2% of the subject class of securities during the preceding twelve months.

Item 1. Security and Issuer.

The title and class of equity securities to which this Schedule 13D (this “Schedule 13D”) relates are the Class A ordinary shares, par value US$0.01 per share, of BEST Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Issuer” and, such class of shares, the “Class A Ordinary Shares”).  The Class A Ordinary Shares are represented by American Depositary Shares (“ADSs”), with each ADS representing one Class A Ordinary Share.  The address of the principal executive offices of the Issuer is 2nd Floor, Block A, Huaxing Modern Industry Park,  No. 18 Tangmiao Road, Xihu District, Hangzhou,  Zhejiang Province 310013, People’s Republic of China.

Item 2. Identity and Background.

This Schedule 13D constitutes an initial Schedule 13D filing on behalf of each of Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL”), and Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL” and, together with AIL, the “Reporting Persons”), with respect to Class A Ordinary Shares, including certain Class A Ordinary Shares represented by ADSs. This Schedule 13D is filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Exchange Act. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit A.

The business address of the Reporting Persons is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  AIL is a wholly-owned subsidiary of AGHL and principally engages in investment activities on behalf of AGHL. AGHL is a holding company which, through its subsidiaries and variable interest entities, operates leading online and mobile marketplaces in retail and wholesale trade, as well as provides cloud computing and other services.

The name, business address, citizenship and present principal occupation or employment of each executive officer and each member of the board of directors of each Reporting Person are set forth on Schedules A-1 and A-2 hereto and are incorporated herein by reference.

During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A-1 or A-2, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Sources and Amount of Funds or Other Consideration.

On September 19, 2017, the Issuer’s registration statement on Form F-1 filed in connection with its initial public offering of its ADS (the “IPO”) was declared effective by the Securities and Exchange Commission. The closing of the IPO took place on September 22, 2017.  AIL subscribed for and purchased 10,000,000 ADSs at a per share price of US$10 and an aggregate purchase price of US$100,000,000 in the IPO (the “IPO Subscription”).  AGHL funded to AIL the aggregate purchase price paid by AIL in respect of the IPO Subscription using AGHL’s working capital. Such funding by AGHL to AIL was made in the form of an intercompany loan.

Item 4. Purpose of Transaction

The Reporting Persons acquired the securities covered by this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuous basis. Depending upon various factors, including but not limited to the Reporting Persons’ and the Issuer’s business, prospects and financial condition and other developments concerning the Reporting Persons and the Issuer, market conditions and other factors that the Reporting Persons may deem relevant to their investment decision, and, subject to the terms of the Shareholders’ Agreement (as defined below) and compliance with applicable laws, rules and regulations and the Issuer’s Articles (as defined below), the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions or increasing or decreasing their investment in the Issuer, with respect to any or all matters required to be disclosed in this Schedule 13D.

Ms. Wenhong Tong and Mr. Jun Chen (the “Existing AGHL Directors”), each an employee of AGHL, were appointed in 2014 and 2015, respectively, and continue to serve, as members of the board of directors of the Issuer (the “Board”).  As directors of the Issuer, Ms. Tong and Mr. Chen may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in clauses (a) through (j) of Item 4 of Schedule 13D. The information set forth and/or incorporated by reference in Item 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

On September 25, 2017, Ali CN Investment Holding Limited (“Ali CN”), which is an affiliate of the Reporting Persons and an existing shareholder of Cainiao Smart Logistics Network Limited (“Cainiao”), agreed to acquire additional shares of Cainiao (the “Cainiao Transaction”).  As reported in the Issuer’s prospectus on Form 424B4 filed on September 20, 2017, as of the closing of the IPO, Cainiao Smart Logistics Investment Limited (“CIL”), which is an affiliate of Cainiao, held 18,243,557 class B ordinary shares, par value US$0.01 per share, of the Issuer (such class of shares, “Class B Ordinary Shares” and, such Class B Ordinary Shares held by CIL, the “CIL Class B Ordinary Shares”).  Upon the closing of the Cainiao Transaction, Ali CN will own a majority of the shares of Cainiao and become Cainiao’s controlling shareholder.  Accordingly, upon the closing of the Cainiao Transaction, the Reporting Persons will be deemed to beneficially own the CIL Class B Ordinary Shares.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer

(a)-(b) The responses of each Reporting Person to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A-1 or A-2 hereto, beneficially owns any Class A Ordinary Shares or has the right to acquire any Class A Ordinary Shares.

Except as disclosed in this Schedule 13D, none of the Reporting Persons presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Class A Ordinary Shares which it may be deemed to beneficially own.

(c) On September 22, 2017, AIL consummated the IPO Subscription. The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 5.  Except as disclosed in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Schedule A-1 or A-2 hereto, has effected any transactions relating to the Class A Ordinary Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Board Appointment Rights

Pursuant to the Issuer’s Ninth Amended and Restated Memorandum and Articles of Association (the “Articles”), AIL has the right to appoint two members (the “Alibaba Directors”) to serve on the Board on behalf of the holders of Class B Ordinary Shares.  If any Existing AGHL Director or Alibaba Director, as the case may be, ceases to be a member of the Board for any reason, AIL will have the right to appoint an Alibaba Director to replace such Existing AGHL Director or Alibaba Director, as applicable, as long as AIL, CIL (the only holder of Class B Ordinary Shares other than AIL) and their affiliates (collectively, the “Class B Holders”) hold any shares of the Issuer.  At any time when the aggregate number of shares held by the Class B Holders represent less than 10% of the issued and outstanding shares of the Issuer and more than one Existing AGHL Director or Alibaba Director, as the case may be, serves on the Board, Alibaba will be required to remove an Existing AGHL Director or Alibaba Director, as applicable, and will not be entitled to exercise its Board appointment rights to replace such Existing AGHL Director or Alibaba Director, as applicable.

Shareholders Agreement

On September 6, 2017, the Issuer entered into Amendment No. 1 (the “Amendment”) to the Seventh Amended and Restated Shareholders Agreement (the “Shareholders Agreement”) entered into by and among the Issuer and its then existing shareholders, its subsidiaries and its variable interest entity (“VIE”) on April 5, 2016.  Pursuant to the Amendment, upon the completion of the IPO, except for the VIE shareholder and VIE director nomination right of AIL, certain non-compete undertakings of the Issuer to AIL and certain registration rights of holders of the Issuer’s registrable securities (as described below), all other rights and obligations of the Issuer and its shareholders under the Shareholders Agreement has been terminated.

VIE Shareholder and VIE Director Nomination Right.  Pursuant to the Shareholders Agreement, as long as AIL holds no less than 10% of the total outstanding shares of the Issuer on a fully-diluted basis, AIL will have the right to designate an affiliated company domiciled in the People’s Republic of China to hold its proportional share of the equity interests in the VIE and designate one person to serve as a director of the VIE.

Non-Compete.  Pursuant to the Shareholders Agreement, as long as AIL and its affiliates hold in the aggregate no less than 10% of the total outstanding shares of the Issuer on a fully-diluted basis, without AIL’s prior written consent, the Issuer shall not (i) issue or sell, directly or indirectly, any of the Issuer’s securities to any competitor of AIL as mutually designated by the Issuer and AIL from time to time, except for issuance or sale to the public in a public offering, or (ii) directly or indirectly form or enter into any joint venture, partnership or strategic alliance with any competitor of AIL as mutually designated by the Issuer and AIL from time to time.  However, any working relationship or business cooperation in the Issuer’s ordinary course of business with any competitor of AIL will not constitute formation of a joint venture, partnership or strategic alliance with such competitor of AIL.

Registration Rights.  Pursuant to the terms of the Shareholders Agreement, the Reporting Persons have granted customary registration rights to holders of the Issuer’s registrable securities, including demand registration rights, piggyback registration rights, shelf registration rights and rights to request the Issuer to pay registration expenses and to bear indemnification liability.

The description of the Articles, the Shareholders Agreement and the Amendment contained herein are qualified in their entirety by reference to Exhibits B, C and D, which Exhibits are hereby incorporated by reference into this Item 6.

To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons and between the Reporting Persons and any other person, in each case with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits

Exhibit	Description

A	Joint Filing Agreement, dated September 29, 2017, by and between the Reporting Persons.

B

Form of Ninth Amended and Restated Memorandum and Articles of Association of the Issuer, effective upon the completion of the IPO (filed as Exhibit 3.2 to the Issuer’s Registration Statement on Form F-1/A, Registration No. 333-218959, filed with the Securities and Exchange Commission on September 6, 2017, and incorporated herein by reference).

C

Seventh Amended and Restated Shareholders Agreement, dated as of April 5, 2016, by and among the Issuer, its then existing shareholders, its subsidiaries and its variable interest entity (filed as Exhibit 4.4 to the Issuer’s Registration Statement on Form F-1, Registration No. 333-218959, filed with the Securities and Exchange Commission on June 26, 2017, and incorporated herein by reference).

D

Amendment No. 1 to Seventh Amended and Restated Shareholders Agreement, as adopted by shareholder resolutions on September 6, 2017 (filed as Exhibit 4.5 to the Issuer’s Registration Statement on Form F-1/A, Registration No. 333-218959, filed with the Securities and Exchange Commission on September 6, 2017, and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2017

Alibaba Investment Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: Director

Alibaba Group Holding Limited

By:	/s/ Timothy A. Steinert
Name: Timothy A. Steinert
Title: General Counsel and Secretary

SCHEDULE A-1

Directors and Executive Officers of Alibaba Investment Limited

The following table sets forth the names and present principal occupation of each director of Alibaba Investment Limited, a company organized under the laws of the British Virgin Islands (“AIL”).  The business address for each person listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong. AIL does not have any executive officers. As used below, the term “AGHL” refers to Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands.

Name/Citizenship	Present Principal Occupation
Timothy Alexander STEINERT, United States	General Counsel and Secretary of AGHL

YIP Pak Tung, Jason, Hong Kong	Senior Director of Finance of AGHL

WU Wei (aka Maggie), People’s Republic of China	Chief Financial Officer of AGHL

SCHEDULE A-2

Directors and Executive Officers of Alibaba Group Holding Limited

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of Alibaba Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands (“AGHL”).  Unless otherwise noted, the business address for each director listed below is c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.  Unless otherwise noted, the business address for each executive officer listed below is 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013, People’s Republic of China.

Name/Citizenship	Present Principal Occupation
Jack Yun MA, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Executive Chairman of AGHL

Joseph C. TSAI, Canada	Executive Vice Chairman of AGHL

Daniel Yong ZHANG, People’s Republic of China 969 West Wen Yi Road, Yu Hang District, Hangzhou 310013 People’s Republic of China	Director and Chief Executive Officer of AGHL

J. Michael EVANS, Canada	Director and President of AGHL

Eric Xiandong JING, People’s Republic of China	Director of AGHL; President of Zhejiang Ant Small and Micro Financial Services Group Co.,Ltd.

Masayoshi SON, Japan c/o SOFTBANK CORP. 1-9-1 Higashi-shimbashi Minato-ku, Tokyo, 105-7303 Japan	Director of AGHL; Chairman and Chief Executive Officer of SoftBank Group Corp.

Chee Hwa TUNG, Hong Kong	Independent Director of AGHL; Vice Chairman of the Twelfth National Committee of the Chinese People’s Political Consultative Conference of the PRC

Walter Teh Ming KWAUK, Canada	Independent Director of AGHL; Senior Consultant of Motorola Solutions (China) Co.,Ltd.

Jerry YANG, United States	Independent Director of AGHL; Founding Partner of AME Cloud Ventures

Börje E. EKHOLM, United States and Switzerland	Independent Director of AGHL; Head of Patricia Industries Division of Investor AB

Wan Ling Martello, United States	Independent Director of AGHL; Executive Vice President of Nestlé S.A.

WU Maggie Wei, People’s Republic of China c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	Chief Financial Officer of AGHL

Judy TONG, People’s Republic of China	Chief People Officer of AGHL

Jeff Jianfeng ZHANG, People’s Republic of China	Chief Technology Officer of AGHL

Zhenfei LIU, People’s Republic of China	Chief Risk Officer of AGHL

Trudy Shan DAI, People’s Republic of China	President of Wholesale Marketplaces Division of AGHL

Timothy Alexander STEINERT, United States c/o Alibaba Group Services Limited, 26/F, Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong	General Counsel and Secretary of AGHL

Jianhang JIN, People’s Republic of China	President of AGHL

Chris Pen-hung TUNG, Republic of China	Chief Marketing Officer of AGHL

Yongfu YU, People’s Republic of China	Chairman and Chief Executive Officer, Alibaba Digital Media & Entertainment Group of AGHL

Simon Xiaoming HU, People’s Republic of China	President of Alibaba Cloud Computing Division of AGHL

Sophie Minzhi WU, People’s Republic of China	Chief Customer Officer of AGHL

Jessie Junfang ZHENG, People’s Republic of China	Chief Platform Governance Officer of AGHL